UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333 - 08176

CLP Holdings Limited

(Exact name of registrant as specified in its charter)

147 Argyle Street

Kowloon, Hong Kong

Tel.: (852) 2678-8111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of CLP Holdings Limited, par value HK$5 each

American Depositary Shares evidenced by American Depositary Receipts,

each American Depositary Share representing one Ordinary Share of CLP Holdings Limited

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. CLP Holdings Limited (“CLP”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 6, 1998, as a result of its succession to the reporting obligations of China Light & Power Company, Limited (the “Predecessor”) pursuant to Rule 12g-3 under the Exchange Act in connection with the establishment of CLP as the holding company of the Predecessor and its subsidiaries through a scheme of arrangement under Section 166 of the Hong Kong Companies Ordinance. The Predecessor first incurred the duty to file reports under Section 13(a) with respect to its ordinary shares following the filing of a registration statement on Form 8-A with the Securities and Exchange Commission (the “Commission”) on March 26, 1997. Neither CLP’s ordinary shares (the “Ordinary Shares”) nor the American Depositary Shares representing such Ordinary Shares have been listed on an exchange in the United States.

B. All reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F have been filed or submitted by CLP. CLP has filed annual reports under section 13(a) of the Exchange Act since fiscal year 1998.

Item 2. Recent United States Market Activity

CLP has not sold any of its securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. CLP has maintained a listing of the Ordinary Shares on the Hong Kong Stock Exchange, which singly constitutes the primary trading market for the Ordinary Shares.

B. The date of initial listing of the Ordinary Shares on the Hong Kong Stock Exchange was January 6, 1998. For the 12-month period preceding the filing of this Form 15F, CLP has maintained a listing of the Ordinary Shares on the Hong Kong Stock Exchange.

C. The percentage of trading in the Ordinary Shares that occurred in Hong Kong from October 13, 2006 to October 12, 2007 (the “Reference Period”) was 95.09%. As of the Reference Period, the trading market for the Ordinary Shares in Hong Kong was significantly larger than the trading market for the Ordinary Shares in the United States.

Item 4. Comparative Trading Volume Data

A. The first and last days of the Reference Period, which was used to meet the requirements of Rule 12h-6(a)(4)(i), were October 13, 2006 and October 12, 2007, respectively.

B. For the Reference Period, the average daily trading volume of the Ordinary Shares in the United States and on a worldwide basis was 171,739 and 3,530,255, respectively. The foregoing trading volumes were based on data provided by real time data feeds of trading volume data from each stock exchange and over-the-counter market on which CLP’s Ordinary Shares are traded on a worldwide basis.

C. For the Reference Period, the average daily trading volume of the Ordinary Shares in the United States as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis was 4.86%. Off-exchange trading is included in both the numerator and the denominator.

D. CLP has not listed or delisted the Ordinary Shares from a national securities exchange or inter-dealer quotation system in the United States.

E. CLP has not terminated its sponsored American Depositary Receipt facility regarding the Ordinary Shares.

F. CLP has engaged Capital Precision Limited (“Capital Precision”) to assist with identifying the sources of the trading volume information and elaborating such information to determine whether CLP met the requirements of Rule 12h-6 under the Exchange Act. Together with Capital Precision, CLP identified data feeds of trading volume data from stock exchanges and over-the-counter markets around the world as suitable sources of data. Together with Capital Precision, CLP reviewed and discussed such data.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. On October 31, 2007, CLP issued a press release announcing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act.

B. The press release was issued in the United States through Bloomberg. A copy of this press release was also submitted to the Commission under cover of Form 6-K on October 31, 2007.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

CLP will publish the information required under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its website at www.clpgroup.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, CLP Holdings Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CLP Holdings Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CLP HOLDINGS LIMITED

By:	/s/ PETER P. W. TSE
Name:	Peter P. W. Tse
Title:	Chief Financial Officer

Date: October 31, 2007

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